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FOR IMMEDIATE RELEASE
Shareholder Contact:
1-800-221-5672



                                                 Press Release



              ACM MANAGED DOLLAR INCOME FUND, INC.
              ANNOUNCES EXPIRATION OF TENDER OFFER
                     AND PRELIMINARY RESULTS

    NEW YORK, NY April 30, 2001 -- ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today its tender offer for 1,110,972 of its issued and outstanding shares of common stock representing approximately 5% of the Fund's outstanding shares expired Friday, April 27, 2001 at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 P.M. Eastern Time on May 1, 2001.

    Based upon current information, approximately 433,450 shares were tendered, of which approximately 131,053 shares were tendered pursuant to notices of guaranteed delivery. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on May 3, 2001 of 433,450 shares properly tendered and not withdrawn and that payment for such shares will be made on May 7, 2001. The purchase price of properly tendered shares is the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange today.

    The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital
Management L.P. As of April 27, 2001, the Fund's total net assets were approximately $159 million.















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